UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __May 5, 2009__



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On May 5, 2009, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated May 5, 2009 announcing third quarter results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: May 5, 2009   By   /s/ David J. Smith
                                   David J. Smith
                                   Executive Vice President, Secretary and
                                    General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 5, 2009



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

FOR IMMEDIATE RELEASE   **May 5, 2009**

ARCHER DANIELS MIDLAND REPORTS THIRD QUARTER RESULTS
Company performed solidly amidst industry challenges
Two significant, negative items related to equity investments impacted results

Archer Daniels Midland Company (NYSE: ADM) today announced net earnings of $ 8 million for the quarter ended March 31, 2009, including a $ 132 million non-cash after-tax charge related to currency derivative losses of the Company's equity investee, Gruma S.A.B. de C.V., and a $ 97 million income tax charge related to the Company's investment in Wilmar International Limited. Net earnings for the quarter ended March 31, 2008 were $ 517 million. Net sales and other operating income decreased 21 % to $ 14.8 billion.

"While the quarterly results were adversely impacted by two significant, unusual items, our underlying performance was solid in view of the global economic conditions and the associated challenges faced by our industry," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "Our financial condition is strong and we remain focused on managing risks and costs as we execute our long-term growth strategy."

► **Net earnings for the quarter ended March 31, 2009, including the negative impacts related to the aforementioned equity investments, decreased 98 % to $ 8 million - $ .01 per share from $ 517 million - $ .80 per share last year.**

► **Negative impacts related to the aforementioned equity investments reduced net earnings by $ 229 million - $ .36 per share for the quarter ended March 31, 2009.**

► **Net sales and other operating income decreased 21 % to $ 14.8 billion for the quarter ended March 31, 2009.**

► **Segment operating profit for the quarter ended March 31, 2009, which includes the negative impact of the Gruma derivative losses, decreased 72 % to $ 254 million from $ 913 million last year.**

- Oilseeds Processing operating profit decreased primarily due to weaker demand in North America partially offset by improved results in Asia.

- Corn Processing operating profit declined due principally to decreased Bioproducts results driven primarily by continued challenges in the ethanol industry.

- Agricultural Services operating profit decreased as global supplies of agricultural commodities increased while demand slowed, which led to a contraction of market opportunities.

- Other operating profit decreased due principally to a non-cash loss related to the Company's investment in Gruma S.A.B. de C.V.

► Financial Highlights
(Amounts in millions, except per share data and percentages)

	Three Months Ended March 31			Nine Months Ended March 31		
	2009	2008	% Change	2009	2008	% Change
Net sales and other operating income	$ 14,842	$ 18,708	(21) %	$ 52,675	$ 48,032	10 %
Segment operating profit	$ 254	$ 913	(72) %	$ 2,245	$ 2,665	(16) %
Net earnings	$ 8	$ 517	(98) %	$ 1,643	$ 1,430	15 %
Earnings per share	$ .01	$ .80	(99) %	$ 2.55	$ 2.21	15 %
Average number of shares outstanding	644	647	–	644	646	–

Discussion of Operations

Net sales and other operating income decreased 21 % to $ 14.8 billion for the quarter and increased 10 % to $ 52.7 billion for the nine months. For the quarter, decreased average selling prices, resulting principally from price moderation of underlying commodity costs and foreign exchange translation impacts, accounted for approximately 85 % of the decline, the remainder attributable to decreased sales volumes. Year-to-date net sales and other operating income increased 10 % due principally to increased average selling prices resulting primarily from higher underlying commodity costs partially offset by decreased sales volumes.

A summary of segment operating profit and net earnings is as follows:

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
Oilseeds Processing	$ 224	$ 237	$ (13)	$ 1,053	$ 666	$ 387
Corn Processing	49	172	(123)	196	699	(503)
Agricultural Services	121	366	(245)	1,011	910	101
Other	(140)	138	(278)	(15)	390	(405)
Segment operating profit	254	913	(659)	2,245	2,665	(420)
Corporate	(102)	(158)	56	227	(579)	806
Earnings before income taxes	152	755	(603)	2,472	2,086	386
Income taxes	(144)	(238)	94	(829)	(656)	(173)
Net earnings	$ 8	$ 517	$ (509)	$ 1,643	$1,430	$ 213

Segment operating profit decreased $ 659 million for the quarter and decreased $ 420 million for the nine months. Corporate results increased $ 56 million and $ 806 million for the quarter and nine months, respectively. Income taxes decreased $ 94 million for the quarter and increased $ 173 million for the nine months. Income taxes for the quarter and nine months include a $ 97 million income tax charge resulting from the restructuring of the holding company structure in which the Company holds a portion of its equity investment in Wilmar International Limited. Excluding this $ 97 million income tax charge, income tax rates were broadly comparable and income tax expense changed in line with changes in pre-tax income.

Oilseeds Processing Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
Crushing and origination	$ 100	$ 179	$ (79)	$ 626	$ 451	$ 175
Refining, packaging, biodiesel and other	52	39	13	244	148	96
Asia	72	19	53	183	67	116
Total Oilseeds Processing	$ 224	$ 237	$ (13)	$ 1,053	$ 666	$ 387

Oilseeds Processing operating profit decreased $ 13 million for the quarter and increased $ 387 million for the nine months. Crushing and origination results decreased $ 79 million for the quarter due principally to weaker North American crushing margins and weaker fertilizer margins in South America, as the economic slowdown reduced product demand. Crushing and origination results increased $ 175 million for the nine months due principally to improved global crushing and origination margins partially offset by lower fertilizer sales volumes and margins. Refining, packaging, biodiesel and other results increased $ 13 million for the quarter primarily due to improved margins for edible soy proteins. In addition, refining, packaging, biodiesel and other results for the nine months improved due to increased biodiesel sales volumes and margins in South America and the absence of asset abandonment charges of $ 18 million included in the nine months ended March 31, 2008. Asia results increased $ 53 million for the quarter and $ 116 million for the nine months due principally to improved earnings related to equity investments, principally Wilmar International Limited, and a gain of $ 18 million from the disposal of an equity investment.

Corn Processing Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
Sweeteners and starches	$ 146	$ 102	$ 44	$ 351	$ 418	(67)
Bioproducts	(97)	70	(167)	(155)	281	(436)
Total Corn Processing	$ 49	$ 172	$ (123)	$ 196	$ 699	(503)

Corn Processing operating profit decreased $ 123 million for the quarter and $ 503 million for the nine months. Sweeteners and starches operating profit increased $ 44 million for the quarter primarily due to higher average selling prices partially offset by higher net corn costs and lower sales volumes. Sweeteners and starches operating profit decreased $ 67 million for the nine months due principally to higher net corn costs partially offset by higher average selling prices. Bioproducts operating profit decreased $ 167 million for the quarter and $ 436 million for the nine months due principally to a significant decline in ethanol margins resulting from higher net corn costs, lower average selling prices and inventory write-downs.

Agricultural Services Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
Merchandising and handling	$ 91	$ 341	$ (250)	$ 861	$ 784	$ 77
Transportation	30	25	5	150	126	24
Total Agricultural Services	$ 121	$ 366	$ (245)	$ 1,011	$ 910	$ 101

Agricultural Services operating profit decreased $ 245 million for the quarter as global supplies of agricultural commodities increased, while demand slowed resulting in a contraction in merchandising and handling opportunities this quarter. Year-to-date merchandising and handling operating profit increased $ 77 million due principally to improved margins resulting from opportunities created by volatile commodity and freight market conditions. Transportation results increased for the quarter due principally to reduced operating costs partially offset by lower barge freight rates. Transportation results for the nine months increased primarily due to higher barge freight rates.

Other Operating Profit

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
Wheat, cocoa, malt and sugar	$ (123)	$ 90	$ (213)	$ 31	$ 205	$ (174)
Financial	(17)	48	(65)	(46)	185	(231)
Total Other	$ (140)	$ 138	$ (278)	$ (15)	$ 390	$ (405)

Other operating profit decreased $ 278 million for the quarter and $ 405 million for the nine months. Wheat, cocoa, malt and sugar operating profit decreased $ 213 million for the quarter and $ 174 million for the nine months due principally to lower equity earnings from the Company's investment in Gruma S.A.B. de C.V. primarily related to foreign currency derivative losses. Financial operating profit decreased $ 65 million for the quarter and $ 231 million for the nine months due principally to losses on managed fund investments, increased captive insurance loss provisions and decreased interest income of the Company's brokerage services business.

Corporate Results

	Three months ended March 31			Nine months ended March 31		
	2009	2008	Change	2009	2008	Change
LIFO credit (charge)	$ (5)	$ (64)	$ 59	$ 571	$ (371)	$ 942
Investment (expense) income	(49)	7	(56)	(100)	88	(188)
Corporate costs	(54)	(59)	5	(183)	(209)	26
Other	6	(42)	48	(61)	(87)	26
Total Corporate	$ (102)	$ (158)	$ 56	$ 227	$ (579)	$ 806

Corporate results increased $ 56 million for the quarter and $ 806 million for the nine months due principally to LIFO charges of $ 5 million for the quarter and LIFO credits of $ 571 million for the nine months ended March 31, 2009 compared to LIFO charges of $ 64 million and $ 371 million for the quarter and nine months ended March 31, 2008, respectively. Investment (expense) income decreased $ 56 million for the quarter and $ 188 million for the nine months primarily related to increased interest expense and decreased interest income.

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio webcast at 8:00 a.m. Central Time on Tuesday, May 5, 2009 to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 800-299-0433 or 617-801-9712; the access code is 80076894. Replay of the call will be available beginning at 11:00 a.m. Central Time on May 5 to May 12, 2009. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is: 50637443. To listen to the replay online, visit www.adm.com/webcast.

Every day, the 27,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2008, were $70 billion. For more information about our Company and our products, visit www.adm.com.

Contacts:
David Weintraub   Dwight Grimestad
Director, External Communications   Vice President, Investor Relations
217/424-5413   217/424-4586

(Financial Tables Follow)

May 5, 2009

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2009	2008	2009	2008
	(in millions, except per share amounts)			
Net sales and other operating income	$ 14,842	$ 18,708	$ 52,675	$ 48,032
Cost of products sold	14,193	17,551	48,947	44,997
Gross profit	649	1,157	3,728	3,035
Selling, general and administrative expenses	346	378	1,092	1,071
Other (income) expense – net	151	24	164	(122)
Earnings before income taxes	152	755	2,472	2,086
Income taxes	144	238	829	656
Net earnings	$ 8	$ 517	$ 1,643	$ 1,430
Diluted earnings per common share	$ .01	$ .80	$ 2.55	$ 2.21
Average number of shares outstanding	644	647	644	646
Other (income) expense - net consists of:				
Interest expense	$ 93	$ 136	$ 342	$ 338
Investment income	(43)	(70)	(145)	(202)
Net loss (gain) on marketable securities transactions	–	(9)	(9)	(37)
Equity in (earnings) losses of unconsolidated affiliates	136	(78)	(80)	(288)
Other – net	(35)	45	56	67
	$ 151	$ 24	$ 164	$ (122)

May 5, 2009

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2009	2008	2009	2008
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 4,689	$ 5,721	$ 17,757	$ 15,587
Corn Processing	1,725	1,808	5,819	5,012
Agricultural Services	7,302	9,777	25,012	23,551
Other	1,126	1,402	4,087	3,882
Total net sales and other operating income	$ 14,842	$ 18,708	$ 52,675	$ 48,032

	Three months ended March 31		Nine months ended March 31	
	2009	2008	2009	2008
	(in millions)			
Segment Operating profit				
Oilseeds Processing [1][3]	$ 224	$ 237	$ 1,053	$ 666
Corn Processing [1][3]	49	172	196	699
Agricultural Services [3]	121	366	1,011	910
Other [1][3][4][6]	(140)	138	(15)	390
Total segment operating profit	254	913	2,245	2,665
Corporate [2][3][4][5]	(102)	(158)	227	(579)
Earnings before income taxes	$ 152	$ 755	$ 2,472	$ 2,086

	Three months ended March 31		Nine months ended March 31	
	2009	2008	2009	2008
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,018	7,615	21,178	22,284
Corn Processing	4,377	4,329	13,382	13,272
Wheat, cocoa and malt	1,716	1,759	5,440	5,558
Total processing volumes	13,111	13,703	40,000	41,114

[1]   Includes asset impairment charges of $ 9 million in Other for the nine months ended March 31, 2009. Includes asset impairment charges of $ 18 million, $ 2 million and $ 1 million in Oilseeds, Corn and Other, respectively, for the nine months ended March 31, 2008. There were no asset impairments for the quarters ended March 31, 2008 and 2009.

[2]   Includes LIFO charges of $ 5 million for the quarter and LIFO credits of $ 571 million for the nine months ended March 31, 2009. Includes LIFO charges of $ 64 million for the quarter and $ 371 million for the nine months ended March 31, 2008.

[3]   Includes gains on asset and business disposals of $ 18 million, $ 5 million and $ 2 million in Oilseeds, Corn and Ag Services, respectively, for the quarter ended March 31, 2009. Includes gains/(losses) on asset and business disposals of $ (8) million, $ 5 million, $ 4 million, $ 10 million and $ 7 million in Oilseeds, Corn, Ag Services, Other and Corporate, respectively, for the nine months ended March 31, 2009. There was no gain on asset and business disposals for the quarter and nine months ended March 31, 2008.

Archer Daniels Midland Company
Segment Operating Analysis (Continued)
(unaudited)

[4] Includes gain on securities of $ 9 million in Other for the nine months ended March 31, 2009. There was no gain on securities for the quarter ended March 31, 2009. Includes gain on securities of $ 9 million and $ 1 million in Other and Corporate, respectively, for the quarter and $ 34 million and $ 3 million in Other and Corporate, respectively, for the nine months ended March 31, 2008.

[5] Includes realignment charges of $ 4 million for the quarter and $ 27 million for the nine months ended March 31, 2008. There were no realignment charges for the quarter and nine months ended March 31, 2009.

[6] Includes Gruma fx losses of $ 212 million for the quarter and $ 263 million for the nine months ended March 31, 2009. There were no Gruma fx losses for the quarter and nine months ended March 31, 2008.

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		March 31 2009		June 30 2008
		(in millions)		
NET INVESTMENT IN				
Cash, cash equivalents and short-term marketable securities	$	2,607	$	1,265
Working capital (excluding cash, cash equivalents and short-term marketable securities)		8,594		12,924
Property, plant, and equipment		7,583		7,125
Investments in and advances to affiliates		2,369		2,773
Long-term marketable securities		620		590
Other non-current assets		1,089		1,113
	$	22,862	$	25,790
FINANCED BY				
Short-term debt	$	255	$	3,123
Long-term debt, including current maturities		7,794		7,922
Deferred liabilities		1,386		1,255
Shareholders' equity		13,427		13,490
	$	22,862	$	25,790

Summary of Cash Flows
(unaudited)

		Nine Months Ended March 31		
		2009		2008
		(in millions)		
Operating Activities				
Net earnings	$	1,643	$	1,430
Depreciation and asset abandonments		548		562
Other – net		186		218
Changes in operating assets and liabilities		3,474		(5,377)
Total Operating Activities		5,851		(3,167)
Investing Activities				
Purchases of property, plant and equipment		(1,404)		(1,293)
Proceeds from sales of businesses		258		11
Net assets of businesses acquired		(44)		(10)
Other investing activities		(32)		(336)
Total Investing Activities		(1,222)		(1,628)
Financing Activities				
Long-term debt borrowings		102		1,308
Long-term debt payments		(18)		(59)
Net borrowings (payments) under lines of credit		(2,989)		4,362
Purchases of treasury stock		(100)		(61)
Cash dividends		(257)		(232)
Other		11		20
Total Financing Activities		(3,251)		5,338
Increase in cash and cash equivalents		1,378		543
Cash and cash equivalents - beginning of period		810		663
Cash and cash equivalents - end of period	$	2,188	$	1,206